Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335

For Immediate Release

Stream Receives First Tranche of PLN 14.0 Million Bond

WARSAW, Poland, November 26, 2007 - Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced that PKO BP S.A, the Polish commercial bank, has issued the first tranche of bond funds to the Company, totaling PLN 9.0 million (approximately US $3.6 million). The total issue will be PLN 14.0 million (approximately US $5.6 million).

Mr. Jan Rynkiewicz, Stream's President and CEO, commented: "As we have stated previously, the majority of the proceeds from the issuance will be utilized to pay for current and future upgrades to Stream's existing networks to permit triple play delivery, introduction of new technologies such as VOIP, and reduction of headends. The remainder will be used for the repayment of debt and leasing commitments."

The terms of the bond, previously announced in the Stream news release of February 2, 2007 remain the same.

The Company expects to use the second tranche for system upgrades, and expects to receive the funds following the disbursement of the first tranche funds.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.